Earthstone Energy, Inc.

1400 Woodloch Forest Drive, Suite 300

The Woodlands, Texas 77380

Telephone: (281) 298-4246

February 21, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall

Assistant Director

Division of Corporate Finance

Re:	Earthstone Energy, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed December 21, 2016

Response dated January 24, 2017

File No. 001-35049

Dear Assistant Director Schwall:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 10, 2017 with respect to the filing referenced above. For your convenience, the text of the Staff’s comments is set forth below in bold followed by our responses.

General

Comment 1.	We continue to review your response to prior comment 1 of our letter dated January 17, 2017. We may have further comment.

Response: Comment noted. We are available to discuss any questions the Staff may have at your convenience.

Comment 2.	With regards to proposal no. 1, please revise throughout the proxy statement and form of proxy card to clarify that a vote to approve the contribution agreement and related transactions would also approve the business combination with Bold Energy. Refer to Exchange Act Rule 14a-4(a)(3).

Response: Earthstone will revise throughout the proxy statement and form of proxy card to clarify that a vote to approve the contribution agreement and related transactions would also approve the business combination with Bold Energy.

The Transaction

Opinion of Stephens Inc. to the Special Committee, page 56

Comment 3.	We note from the board materials you provided us in response to prior comment 3 that Stephens Inc. appears to have conducted “premiums paid” analyses, for which we were unable to locate parallel disclosure in this section of the proxy statement. Please revise your current disclosures in this section to include such analyses or, alternatively, explain why such information was not material to the recommendations of Stephens Inc. to the Special Committee with respect to the potential transaction.

Response: Stephens provided the premiums paid analysis described above as supplemental information for the Special Committee and it was not part of the valuation analysis of Stephens for purposes of rendering its fairness opinion because such analysis does not address underlying values applicable to the transaction. Thus, disclosure of a premiums paid analysis was not deemed of benefit to readers and was therefore not included in the proxy statement.

Comment 4.	We note from your enumerated list on page 57 that Stephens Inc. relied upon, among other things, other financial and “operating data” concerning Earthstone and Bold prepared by the managements of Earthstone and Bold. More specifically, we note from the board materials provided in response to comment 3 that, in calculating the net asset value, Stephens appears to have utilized reserve data prepared by the respective management teams as of November 1, 2016, which includes reserve estimates that notably differ from the information for the period ended December 31, 2015 covered in the independent engineering reports by Ryder Scott Company, Lynden Corp and Cawley, Gillespie & Associates, Inc., respectively. As such, please further supplement your disclosure in this section to describe these in-house reserve estimates and the parties responsible for estimating the figures. Please also provide supplementally the materials that served as the basis for these figures.

Response: Under separate letter we have sent supplemental materials that serve as the basis for the figures referenced by the Staff. We also intend to include proposed disclosure in the referenced part of the proxy statement as follows:

Earthstone maintains an internally prepared reserve report, which is updated periodically throughout each year to reflect, among other factors that may affect reserve estimates, changes in producing well performance, commodity prices and differentials, capital and operating costs and reserve estimates of non-producing locations, including additional locations, if any. The basis for these reports is the prior year-end reserve report prepared by Earthstone’s independent third-party engineering firm. The internally generated reserve reports are also used for Earthstone’s reserve-based credit facility and its semi-annual redetermination and to update projections of future production, revenues, expenses, estimated future cash flows and discounted present values. An updated Earthstone reserve report, which was prepared by Earthstone in November 2016, was provided to Stephens for purposes of updating the valuation related to the fairness opinion to the Special Committee.

Earthstone also prepared an internal evaluation of the Bold assets per SEC and Society of Petroleum Engineer guidelines consistent with its practices for evaluating potential transactions. This reserve report was based on production information supplied by Bold, as well as public information and Earthstone’s independent estimates. The information Earthstone used related to acreage ownership, capital costs, lease operating expenses and timing of development in the near term. Consistent with the normal practices of Earthstone of reviewing the reasonableness of such data, further analysis included review of title or ownership accompanied by preparation of estimated drilling and completion costs by Earthstone’s engineers. Further, Earthstone also reviewed well performance of wells located on acreage offsetting Bold’s properties for further information to estimate reserves associated with various targeted horizons. From this review, Earthstone developed a set of analog type curves that were the basis for the estimated reserves for the future locations. The projections of the currently producing wells and type curves were consolidated into the reserve report, which was updated in November 2016 and provided to Stephens for purposes of valuation of the Bold assets.

Both reserve reports were prepared under the supervision of Earthstone management. Preparation of the reports included substantive geologic and engineering review by Earthstone’s experienced internal professionals. Mr. Robert J. Anderson, an Executive Vice President of Earthstone, is responsible for reservoir engineering. He is a qualified reserve estimator and auditor and is primarily responsible for overseeing the preparation of all of Earthstone’s internal and external reserve reports. His professional qualifications meet or exceed the qualifications of reserve estimators and auditors set forth in the “Standards Pertaining to Estimation and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers. His qualifications include a Bachelor of Science degree in Petroleum Engineering from the University of Wyoming in 1986; a Master of Business Administration degree from the University of Denver in 1988; member of the Society of Petroleum Engineers since 1985; and more than 29 years of practical experience in estimating and evaluating reserve information with more than five of those years being in charge of estimating and evaluating reserves.

Other

Comment 5.

We note your response to prior comment 3 and the receipt of the materials relating to the analyses prepared by Stephens Inc. We further note that on December 10, 2015 Tudor, Pickering, Holt & Co. (“TPH”) provided Earthstone and EnCap a technical overview of Bold’s assets and that the presentation was based on the same data room information that was used by TPH in its effort to market Bold’s assets in the summer of 2015. Additionally, we note that on June 10, 2016, Mr. Castillo met with Messrs. Lodzinski and Anderson at Earthstone’s offices, which was followed by a meeting with EnCap and TPH at EnCap’s offices, wherein TPH provided its views on equity market receptivity to a combination of Earthstone and Bold. Please tell us whether TPH provided a report, opinion or appraisal materially relating to the transaction which is required to be summarized in the proxy statement. Refer to Item 14(b)(6) of Schedule 14A.

Response: At the referenced meeting of June 10, 2016, both Earthstone and Bold received a presentation prepared by TPH that provided general market based information including a “benchmarking analysis” indicating market trading metrics of Earthstone compared to averages of companies that were focused in the Permian basin and further compared to exploration and production companies that were diversified or focused in other areas. TPH hypothesized potential valuations and implied share prices. Additionally, TPH provided an overview of capital markets and certain examples and case studies. There was no substantive discussion of any procedures used or followed by TPH and no formal opinion or appraisal in the presentation. Further, TPH made no recommendations or findings regarding the structure, relative ownership, fairness or result of any potential transaction. Earthstone’s management attended the meeting for the purpose of obtaining information from TPH and did not place any specific reliance on the information presented by TPH in Earthstone’s pursuit of a possible transaction. Furthermore, neither Earthstone (nor the subsequently formed special committee of its board of directors) used any such information in any substantive manner relating to the transaction.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 281-298-4246. You may also contact Earthstone’s counsel, Reid A. Godbolt, Esq., at (303) 573-1600.

Very truly yours,

/s/ Frank A. Lodzinski
Frank A. Lodzinski
President and Chief Executive Officer

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